SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM             to

COMMISSION FILE NUMBER 000-50129

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HUDSON HIGHLAND GROUP, INC.

622 Third Avenue, New York, New York 10017

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

DECEMBER 31, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Administrator of the

Hudson Highland Group, Inc. 401(k) Savings Plan

New York, New York

We have audited the accompanying statements of net assets available for benefits of the Hudson Highland Group, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years ended December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and schedule of late remittances are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 2005 and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

New York, New York

June 23, 2006

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2005	December 31, 2004
Assets:
Investments:
Mutual funds	$40,753,039	$34,869,978
Common/collective trusts	12,405,385	7,418,404
Hudson Highland Group, Inc. common stock	4,293,404	2,148,840
Self-directed brokerage accounts	4,253,637	4,170,099
Member loans	530,602	526,862
Monster Worldwide, Inc. common stock	—	6,289,870

Investments, at fair value	62,236,067	55,424,053

Receivables:
Employer match receivable	2,073,094	1,563,009
Members’ contributions receivable	134,095	77,445
Dividends receivable	11,367	6,743
Member loan interest receivable	825	209

Total receivables	2,219,381	1,647,406

Total assets	64,455,448	57,071,459

Liabilities:
Accrued expenses	61,400	70,421
Amounts due to participants	4,499	—

Total liabilities	65,899	70,421

Net assets available for benefits	$64,389,549	$57,001,038

The accompanying notes are an integral part of these financial statements.

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
Additions	2005	2004
Investment income:
Interest and dividend income	$1,944,387	$642,074
Net appreciation in fair value of investments	2,487,282	6,364,569

Total investment income	4,431,669	7,006,643

Contributions:

Members	7,085,054	5,547,427
Employer	2,090,050	1,563,134

Total contributions	9,175,104	7,110,561

Transfers in of members’ balances and rollovers	1,650,780	1,128,709

Total additions	15,257,553	15,245,913

Deductions
Attributed to:
Benefits paid to members	7,726,893	7,713,654
Administrative expenses and other deductions, net	142,149	169,314

Total deductions	7,869,042	7,882,968

Net increase	7,388,511	7,362,945
Net assets available for benefits, beginning of year	57,001,038	49,638,093
Net assets available for benefits, end of year	$64,389,549	$57,001,038

The accompanying notes are an integral part of these financial statements.

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE PLAN

The following description of the Hudson Highland Group, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participating members (“members”) should refer to the Summary Plan Description (the “SPD”) for a more complete description of the Plan’s provisions. The Plan was adopted as of April 1, 2003 (the “Effective Date”) by the Board of Directors of Hudson Highland Group, Inc. (the “Company”) for the benefit of its eligible employees and the eligible employees of any other designated organization and its participating subsidiaries.

General

The Plan was established on the Effective Date immediately following the pro rata distribution of all of the outstanding shares of the Company’s common stock to the stockholders of TMP Worldwide Inc. (“TMP”). Effective on April 1, 2003, the Company became a separate publicly-held corporation. Prior to this date, the Company had been a wholly-owned subsidiary of TMP. Effective May 1, 2003, TMP changed its name to Monster Worldwide, Inc. (“Monster”).

The Plan is a defined contribution plan available to U.S. employees of the Company and certain of its participating subsidiaries. All regular full-time and part-time employees, other than (1) union employees unless the collective bargaining agreement provides for eligibility in the Plan, (2) any nonresident alien with no U.S. source income, or (3) any “leased employee” as defined in Section 414(n) of the Code, are eligible to participate in the plan the 1st of the month following 3 months of service. Temporary employees, who work at least 1,000 hours in their first year of employment or any subsequent calendar year, are also eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Company is the Plan Administrator of the Plan. The Company has delegated the authority to administer the Plan on its behalf to an administrative committee (the “Committee”).

Plan Amendments

During 2005 the following funds were added to the Plan; Thornburg International Value I and Rainier Small/MidCap Equity. During 2005, AIM Mid Cap Core Equity A, American Century International Growth Investment fund, and Monster Worldwide Company Stock Fund were eliminated. Members could elect to transfer (in-kind) shares of the former TMP (aka “Monster Worldwide”) Stock Fund to a Personal Choice Retirement Account (“PCRA”) account on or before December 12, 2005. If no election was made, the funds automatically transferred to a stable value fund designated by the committee.

A 2% contingent redemption fee (“CRF”) became effective on August 1, 2005 for the PIMCO Total Return D Fund if shares of the fund are sold prior to the expiration of a 7-day holding period.

Transfers from Merged Plans

On February 23, 2005, the Company merged in the Cornell Technical Services, Inc. 401(k) Plan, which was acquired on May 31, 2001, by TMP Worldwide, Inc. The transfer of the net assets of the merged plan is shown as an addition to the net assets of the Plan for the year ended December 31, 2005 and is included in “Transfers in of members’ balances and rollovers”. At the date of transfer, the Cornell Technical Services, Inc. 401(k) Plan had net assets of approximately $1,195,000.

During fiscal 2004, the Company merged in the JMT Financial Partners 401(K) Retirement Plan, The transfer of the net assets of the merged plan is shown as an addition to the net assets of the Plan for the year ended December 31, 2004 and is included in “Transfers in of members’ balances and rollovers”. At the date of transfer, the JMT Financial Partners 401(K) Retirement Plan had net assets of approximately $572,000.

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE PLAN (continued)

Contributions

A member may elect to contribute up to 15% of annual compensation. A member who is a highly compensated employee may be limited to less than the 15% maximum contribution amount due to Internal Revenue Code (the “Code”) regulations. For 2005 and 2004, the annual limit on before-tax contributions was $14,000 and $13,000, respectively. Members who are age 50 or older may also elect to make additional pre-tax contributions, or catch-up contributions, to the Plan, not to exceed the amount allowable under current income tax regulations.

As of January 1, 2004, the Company may make matching contributions at the end of each plan year to each member’s account in an amount equal to 50% of a member’s salary reduction contributions for the plan year, taking into account salary reduction contributions between 1% and 6% of a member’s eligible compensation. Under this formula, a member can receive a maximum matching contribution of 3% of eligible compensation. On March 22, 2006, the Company issued 126,950 shares of its common stock as its matching contribution. The maximum amount of shares that may be issued pursuant to the plan is 1,000,000 shares.

The Company may make profit sharing contributions in addition to the matching contributions in such amounts, if any, as may be determined by the Board of Directors, in its sole discretion. Any such amount will not be in excess of the maximum amount deductible by the Company for tax purposes. There were no profit sharing contributions in 2005 or 2004.

Members’ Accounts

Each member’s account is credited with the elective contributions made by the member and employer matching and profit-sharing contributions for which that member is eligible. Except for employer matching contributions, which are invested in shares of Company stock, the participating members direct the investment of the contributions credited to their account into one or more of the investment funds, which have been made available to them. Each member’s account will be credited with its share of net investment earnings of the funds in which that account is invested. The member individually manages the self-directed brokerage accounts. The benefit to which a member is entitled is the amount that can be provided from the member’s vested account. The plan also accepts rollover contributions (i.e., amounts which can be rolled over into a tax qualified plan from another employer’s qualified plan).

Vesting

Members vest 40% after two years of service and an additional 20% every year thereafter until the fifth year of employment when they are 100% vested in the Company’s matching and profit-sharing contributions. If the employee was previously employed by Monster, vesting credit is given for employment during those periods. A member becomes fully vested in his or her Company contribution account upon disability, death, or upon reaching age 55. Members are always 100% vested in their own contributions and earnings thereon.

Member Loans

Members may borrow from their vested fund accounts a minimum amount of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000 minus the highest outstanding loan balance they had in the preceding 12 months. Loans must (a) bear a reasonable market rate of interest as determined by the Committee, (b) be for a term of no more than 5 years (10 years if the loan is for the purpose of purchasing a principal residence), (c) be adequately secured by the balances in the member’s accounts, (d) be repaid in level installments by payroll withholding, and (e) be subject to charges as imposed by the Committee. In the event a loan is not repaid, the Committee will cause the Trustee to deduct the total amount of the loan, with interest and other charges, from any payment or distribution. A loan may be prepaid in full at any time. Partial prepayments are not permitted under the Plan.

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE PLAN (continued)

Payments of Benefits

On termination of service due to death, disability, retirement or other reasons, a member or member’s beneficiary may elect to receive (1) a lump sum amount equal to the value of the member’s vested interest in his or her account, (2) subject to certain conditions, annual installments over a certain period as selected by the member which does not exceed the member’s life expectancy or the joint life expectancies of the member and the member’s beneficiary, or (3) a combination of (1) and (2). The Plan now automatically rolls over terminated member vested account balances between $1,000 and $5,000 to a Schwab IRA if the member doesn’t elect another form of distribution. Members may also elect to defer distributions subject to certain conditions.

Forfeitures

A member who is not 100% vested in his or her Company contributions and is terminated for reasons other than death or disability shall forfeit his or her non-vested Company contributions. Forfeited funds are maintained in the stable value fund until they are utilized. Forfeited amounts may be applied against reasonable Plan expenses and any remaining balances may be used to reduce subsequent Company contributions. In the event the member is subsequently re-employed by the Company prior to incurring 5 consecutive one year breaks in service, such forfeited amount of the member’s Company contributions shall be restored to the member’s account. Forfeitures for the years ended December 31, 2005 and 2004 were $155,478 and $169,689, respectively. During the years ended December 31, 2005 and 2004, $134,078 and $127,580, respectively, of forfeitures were used to pay for Plan expenses.

Plan Termination

While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it may do so at any time subject to the provisions of ERISA, as amended, and the Code. If this were to occur, all members of the Plan would become fully vested in the amounts in their accounts.

Administrative Expenses

Transaction and investment manager fees for each fund are charged against the Plan’s assets and related rates of return. The Company pays trustee fees and other expenses of administering the Plan, net of member forfeitures. Qualified Domestic Relations Order (“QDRO”) fees are paid by the members, not the Company commencing on March 28, 2005.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management and the Plan Trustee to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment income and expenses during the reporting period. Actual results could differ from those estimates.

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and Uncertainties

The Plan provides for various investment options comprised of stocks, bonds, fixed income securities and other investment securities. Certain investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in these risks in the near term could materially affect members’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Investments

All of the funds contributed are held by the Plan’s Trust and are invested by the Trustee in investment funds in accordance with the member’s instructions. The investment funds available under the Plan are to be maintained by a bank, trust company, insurance company, mutual fund company or investment company. From time to time the Committee may designate additional investment funds, withdraw the designation of investment funds or change designated investment funds.

Investments are stated at fair value, which is determined by reference to quoted market prices, except for member loans, which are stated at cost plus accrued interest, which approximates their fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The statement of changes in net assets available for benefits presents the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Benefits

Benefits are recorded when paid.

NOTE 3. TAX STATUS

In March 2006, the Plan received a favorable tax determination letter from the Internal Revenue Service (“IRS”) in which the IRS stated that the Plan is in compliance with the applicable requirements of the Code. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 4. TRUSTEE AND CUSTODIAN

The funds of the Plan are maintained under a Trust with the Charles Schwab Trust Company, as Trustee. The duties and authority of the Trustee are defined in the related Trust Agreement.

The Custodian of the Plan is Charles Schwab Retirement Plan Services. The duties of the Custodian include administration of the trust fund (including income therefrom) at the direction of the Trustee, and the payment of benefits and loans to plan members and the payment of expenses incurred by the Plan in accordance with instructions from the Plan Administrator and Trustee (with the option given to members to individually direct the investment of their interest in the Plan). The Custodian is also responsible for the maintenance of the individual member records and to render statements to the members as to their interest in the Plan.

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 5. AMOUNTS DUE TO MEMBERS AND AMOUNTS DUE FROM EMPLOYER

In order to ensure favorable tax treatment of member accounts, the Plan may not exceed certain maximums for employee elective contributions and employer-matching contributions of highly compensated employees as defined in the Code. The Plan is required to take appropriate actions and make corrective distribution of excess contributions or make additional contributions to the accounts of non-highly compensated employees if the Code requirements are not met. As of December 31, 2005, the Plan has recorded an amount payable to certain participants of $4,499 as a result of non-discrimination testing related to the 2005 plan year.

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 6. INVESTMENTS

The following investments represent 5% or more of the net assets available for benefits.

	December 31,
	2005	2004
Schwab Stable Value Fund	$10,892,096	$6,928,177
Third Avenue Value Fund	$10,375,972	$7,625,744
Schwab S&P 500 Index Investment Fund	$7,704,871	$7,758,361
Thornburg International Value I Fund	$6,087,788	$—
Jensen Portfolio Fund	$5,238,413	$5,253,179
Hudson Highland Group, Inc. common stock	$4,293,404	$2,148,840
PCRA(1)	$4,253,637	$4,170,099
Oakmark Fund – Harris Associates Investment Trust	$3,493,047	$4,163,875
Oakmark Equity Income Fund	$3,296,795	$2,390,890
Monster Worldwide, Inc. common stock	$—	$6,289,870
American Century International Growth Fund	$—	$4,326,537

(1)	PCRA is a group of self-directed brokerage accounts. Schwab Money Market and Monster Worldwide, Inc. common stock exceed 5% of total assets of PCRA.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Years Ended December 31,
	2005	2004
Mutual funds	$1,108,428	$3,421,629
Monster Worldwide, Inc. common stock	568,737	2,233,639
Hudson Highland Group, Inc. common stock	487,976	373,484
Common/collective trusts	367,237	296,104
Self-directed brokerage accounts	(45,096)	39,713

Net appreciation in fair value of investments	$2,487,282	$6,364,569

NOTE 7, PROHIBITED TRANSACTIONS

During 2005, the Company failed to remit to the Plan’s trustee certain employee contributions totaling $14,134 within the period prescribed by the Department of Labor Regulations. Delays in remitting contributions to the Trustee were due to administrative error during the third quarter of 2005, when the Company implemented a new accounting and management reporting system in its Hudson North America business. As a result of this activity, the Company experienced a delay in its ability to produce management reports in a timely manner within the Hudson North America business for a period of time within the quarter. All late remittances were eventually contributed into the Plan as of December 31, 2005. The Company made contributions to members for any lost earnings and interest. Such interest is not considered material to the Plan as a whole.

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 8. FORM 5500 RECONCILIATION

Due to reconciling items net assets available for benefits do not agree to the form 5500 for 2005. See schedule below:

	Years Ended December 31,
	2005	2004
Net assets available for benefits per the financial statements	$64,389,549	$57,001,038
Benefit payments	(327,568)	—

Net assets available for benefits per the Form 5500	$64,061,981	$57,001,038

NOTE 9. SUBSEQUENT EVENTS (unaudited)

Effective January 1, 2006 highly compensated staff members (that are members who function in internal roles for the Company) may elect to contribute up to 15% (limited to 6% for highly compensated members, that are members who work on engagements billable to clients) of annual compensation. Non highly compensated members are limited to 50% of annual compensation. All members are limited to the maximum contribution amount per the Code’s regulations.

Effective January 1, 2006, when the Company’s match is made, the previous year’s match will be unrestricted so members can transfer prior match balances from the Hudson Highland Company Stock Fund to other investment options.

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

As of December 31, 2005

EIN: 59-3547281                                          Plan 001

(a)	(b)	( c )	(d)	(e)
	Identity of issuer or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Fair value
	Third Avenue Value Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	**	$10,375,972
*	Schwab S&P 500 Index Investment Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	**	7,704,871
	Thornburg International Value I Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	**	6,087,788
	Jensen Portfolio Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	**	5,238,413
	Oakmark Fund – Harris Associates Investment Trust	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	**	3,493,047
	Oakmark Equity Income Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	**	3,296,795
	PIMCO Total Return Fund Class D	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	**	3,155,222
	Ranier Small/Mid Cap Equity Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	**	1,400,931

	Mutual funds			40,753,039
*	Schwab Stable Value Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	**	10,892,096
*	Schwab Managed Retirement 2030	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	**	523,117
*	Schwab Managed Retirement 2020	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	**	426,014
*	Schwab Managed Retirement 2040	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	**	353,395
*	Schwab Managed Retirement 2010	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	**	210,763

	Common/collective trusts			12,405,385
*	Hudson Highland Group, Inc. common stock	Common stock, par value $.001. There is no maturity date, rate of interest, collateral or maturity value.	3,566,020	4,293,404

	Securities			4,293,404
	Self-directed brokerage accounts (“PCRA”)	Member directed investment account. There is no maturity date, rate of interest, collateral, par or maturity value.	**	4,253,637
*	Member Loans	Interest rates ranging from 4.0% to 10.75%, maturing over 5 years	**	530,602

	Investments at fair value			$62,236,067

*	A party-in-interest as defined by ERISA
**	Cost information is not required to be disclosed for member directed transactions under an individual account plan.

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

SCHEDULE OF LATE REMITTANCES

For The Plan Year Ended December 31, 2005

EIN: 59-3547281                                          Plan 001

Schedule of Late Remittances

Participant Contributions [and/or Loan Repayments] Transferred Late to Plan	Amounts Not Corrected	Amounts Corrected Outside VFCP*	Amounts Pending Correction or in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$ 14,134	—	$14,134	—	$14,134

*	Voluntary Fiduciary Correction Program (DOL)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation Committee of Hudson Highland Group, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hudson Highland Group, Inc. 401(k) Savings Plan

(Name of Plan)

By:	/s/ Margaretta R. Noonan
Margaretta R. Noonan Executive Vice President and Chief Administrative Officer Hudson Highland Group, Inc.

Date: June 23, 2006

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

23.1	Consent of Independent Registered Public Accounting Firm